April 21, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

ATTN: Ms. Zandra Bailes
      Document Control - EDGAR

Re:   IDS Life Group Variable Annuity Contract
      Accession Number 0000820027-98-000268

Dear Ms. Bailes

Registrant hereby requests that you disregard the POSAM filing accepted on April 15, 1998.

The revised version of this filing will be filed on or about April 21, 1998.

Sincerely,





Mary Ellyn Minenko
Counsel

MEM/ps